Exhibit 99.1

Record Date for Extraordinary General Meeting of Shareholders

Pursuant to Article 354 of the Commercial Act of Korea and Article 15 of the Articles of Incorporation of the Company, the Company designates below date as the record date for shareholders to attend Extraordinary General Meeting of Shareholders.

1. Purpose: To finalize the list of shareholders who are eligible to attend the Extraordinary General Meeting of Shareholders

2. Record Date: May 31 , 2018 (Seoul Time)